EXHIBIT 99.1

Galapagos increases share capital through subscription right exercises

Mechelen, Belgium; 27 September 2022, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announces a share capital increase arising from subscription right exercises.

Galapagos issued 107,000 new ordinary shares on 27 September 2022, for a total capital increase (including issuance premium) of EUR 3,076,250.

Pursuant to the subscription right exercise program for Galapagos’ executive committee, the members of the executive committee automatically are committed to exercise a minimum number of subscription rights, subject to certain conditions. In accordance with the rules of this program, one executive committee member exercised 5,000 subscription rights.

In accordance with Belgian transparency legislation1, Galapagos also wishes to note that its total share capital currently amounts to EUR 356,111,899.01, the total number of securities conferring voting rights amounts to 65,835,511, which is also the total number of voting rights (the denominator), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights (formerly known as ‘warrants’) to subscribe to not yet issued securities conferring voting rights is (i) 10,763,717 subscription rights under several outstanding personnel subscription right plans, which equals 10,763,717 voting rights that may result from the exercise of those subscription rights, and (ii) 1 subscription right issued to Gilead Therapeutics to subscribe for a maximum number of shares that is sufficient to bring the shareholding of Gilead (and its affiliated companies) to 29.9% of the actually issued and outstanding shares after the exercise of such subscription right. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos
Galapagos is a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to Phase 4 programs in inflammation, oncology, fibrosis, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is approved and available in the European Union, Norway, United Kingdom, and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

Contact

Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603
media@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

1         Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market (as amended from time to time).